

Mail Stop 3561

January 21, 2010

Via U.S. Mail

Xu Yizhen
President and CEO
402 M
No. 16 Xinfeng 3rd Road
Xiamen City, PRC

> **Re:** **GHN Agrispan Holding Company**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed January 6, 2010**
> **File No. 333-162471**

Dear Ms. Yizhen:

We have reviewed your responses to the comments in our letter dated November 10, 2009 and have the following additional comments.

If we do not secure additional funding, page 5

1. Revise to quantify your expected near term capital requirements.

If we do not file a Registration Statement, page 13

2. We note your response to our prior comment 13. Please further revise the risk factor heading and body to make clear that as of the date of effectiveness you will be subject to the periodic reporting requirements of Section 15(d). Please refrain from using terms such as "mandatory reporting company" and "reporting company." In addition, please remove any suggestions that you will not be subject to any of the requirements of the Securities Exchange Act of 1934.

Selling Shareholders, page 13

3. Please clarify the price at which each sale of shares was made.

Description of Business, page 24

4. We note your response to our prior comment 19. It is still unclear to us what your primary source of food ingredients for your Catering/ Food Distribution segment is. Please tell for 2009 the extent to which each of your sources supplied your food ingredient needs. Additionally, please tell us for fiscal year 2010 what you anticipate your sources of food ingredients to be and their relative proportions.

5. Please revise to explain what "pollution free" means.

6. We note your response to our prior comment 20. However, you have not specifically addressed our comment. As such, we reissue our previous comment. Please disclose specifically and in detail how the wholesale market prices at which you purchase vegetables from farmers are determined, how resale prices at which vegetables are sold are determined (and by whom), and tell us and significantly expand your disclosure to better describe the substance of the arrangements with the land lessors/farmers with whom you contract and do business. Please also explain the nature of each party's risks as a result of your arrangement and why you have concluded that each party bears those risks. As part of your response, please specifically address the following:

    •   Whether you sell your products to the owners/operators of wholesale markets or retailers who purchase at wholesale markets.

    •   Whether by "professional companies specialized in fruit and vegetable distributions and delivery at the location of planting base" you mean produce distributors.

    •   The nature of and the differences between the contracted circulation agreements and the subcontracting arrangements.

    •   Why the workers are employed in the name of GHN given that the farmers bear all the expenses and costs associated with employing workers.

    •   What amount of the farmers' production you are required to purchase.

    •   How and when you pay the farmers for the produce you purchase from them.

    •   How you derive profits/revenues, given that you purchase and resell the products at market prices.

7. We note your response to our prior comment 21. However, it does not appear to us that these arrangements have been described in greater detail. As such, we reissue our prior comment.

8. Please supplementally explain to us why your arrangements with land lessors/farmers are structured as they are under land contracted circulation agreements and internal land sub-contracting agreements. Please be detailed and thorough in your response.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 33

Liquidity and Capital Resources, page 36

9. We note your response to our prior comment 30. However your revised disclosure has not specifically addressed our comment. As such, we reissue our prior comment. Please revise to discuss the reasons for the changes in your restricted cash account.

Executive Compensation, page 43

10. Please revise to clarify whether salary or bonus amounts are at risk based upon actual performance and explain whether the targets in the chart on page 45 must all be met or just the Revenue and After-Tax Profit targets.

Financial Statements as of and for the Fiscal Years Ended December 30, 2008 and 2007
Note 2. Summary of Significant Accounting Policies
Revenue Recognition, page F-10

11. We note your response to our prior comment 39. However, your response in not thorough enough for us to assess how you determined that you act as an agent in these transaction. As such, we reissue our prior comment. Please supplementally provide us with a detailed and thorough analysis of your application of the guidance in EITF 99-19 to your agricultural business segment. For example, please address each of the indicators in paragraphs 7-17.

12. We note your response to our prior comment 40. Please revise your disclosure to include the information provided in your response.

Note 11. Segment Reporting, page F-21

13. We note your response to our prior comment 42. However, it does not appear that you have addressed our comment. We reissue our previous comment. Please revise to disclose the expenses included in each reporting segment's profit or loss and the basis for measurement of those costs. Refer to ASC 280-10-50-20

(formerly paragraph 25b of SFAS 131). For example, please specifically address the allocation of land rental expenses, food expenses, labor expenses, etc., to each segment.

14. We note your response to our prior comment 43. However, it does not appear that you have addressed our comment. We reissue our previous comment. Please explain to us why the Agricultural Business segment has minimal other operating expenses. In this regard, it appears that you pay for vegetables produced by farmers at wholesale market prices.

Note 15. Commitments and Contingencies, page F-24

15. We note your response to our prior comment 45. Please tell us and revise to disclose how you account for the three different types of payment terms for the operating leases. For example, please provide us with a schedule for one lease in each of the three types that includes payments and lease expense by period for the term of the lease.

Financial Statements as of and for the Nine Months Ended September 30, 2009, Condensed Consolidated Statements of Cash Flows, page F-28

16. We note your response to our prior comment 50. While you state that you consider land use rights as productive assets, you have not provided a basis under GAAP for that conclusion. In addition, paragraph 17c of SFAS 95 relates to payments to acquire property, not to payments to lease it. As you make clear throughout your filing, you are leasing land, not acquiring it. Therefore, as the substance of payments on land use rights is rent, these payments should be classified as cash flows from operating activities.

Note 15. Commitments and Contingencies, page F-45

17. We note that you have made a partial rental payment in the amount of $1,383,281 on your 187.34 acres of farmland lease. Please tell us the amounts of the remaining rental payments for this farmland lease. Additionally, please tell us how you calculated the land rental expense of $54,161.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Aamira Chaudhry at (202) 551-3389 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Tarik Gause at (202) 551-3528 or me at (202) 551-3412 with any other questions.

Sincerely,

Amanda Ravitz
Branch Chief - Legal

cc: Michael T. Williams, Esq. (*via facsimile*)
        Williams Law Group, P.A.
        (813) 832-5284